Exhibit 99.1

Notice of Atlantica Sustainable Infrastructure plc Annual General Meeting 2024

Company Registration nº 08818211
Atlantica Sustainable Infrastructure plc

Notice of Annual General Meeting 2024

Atlantica Sustainable Infrastructure plc

Notice of Annual General Meeting

(Incorporated and registered in England and Wales under number 08818211)

Notice of the 2024 Annual General Meeting of Atlantica Sustainable Infrastructure plc to be held at 8:30 am ET time (1:30 pm London time) on 15 April 2024 at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, with a satellite meeting at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom as set out in Part 4 of this document.

It is important that your shares be represented and voted at the Annual General Meeting. Shareholders of record are entitled to attend or to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. To do so, please complete and mail the enclosed Proxy Card in accordance with the instructions included before 8:30 am ET time (1:30 pm London Time) on 12 April 2024.

If you decide to attend the Annual General Meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in Part 5 of this document ("Questions and Answers about Voting") for further information about voting your shares.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	2

Part 1

Chair’s Letter

Atlantica Sustainable Infrastructure plc

(Incorporated and registered in England and Wales under number 08818211)

Dear Shareholder,

I am pleased to be writing to you with details of our 2024 Annual General Meeting (“AGM”) which we are holding at 8:30 am ET (1:30 pm London time) on 15 April 2024 at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, with a satellite meeting at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom. The formal notice of AGM is set out on Part 4 of this document. Detailed instructions on how to get to each venue are set out on page 36 of this document.

If you would like to vote on the resolutions but cannot come to the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by completing the enclosed Proxy Card and returning it in accordance with the instructions printed therein as soon as possible. It must be received by 8:30 am ET time (1:30 pm London time) on 12 April 2024. Please also refer to the Proxy Statement set out in Part 5 of this document ("Questions and Answers about Voting") for further information about voting your shares.

The purpose of this letter is to accompany Atlantica Sustainable Infrastructure plc's Integrated Annual Report for the year ended 31 December 2023 (“2023 Annual Report”) which explains our performance in 2023 and our strategy, and to provide notice of the AGM. An explanation of the important matters of business to be considered at the AGM appears in Part 3 of this document. You can also review the 2023 Annual Report on Form 20-F, which was filed with the SEC and made public on 1 March 2024.

In the meantime, on behalf of the Board, I look forward to welcoming you to Atlantica Sustainable Infrastructure plc's AGM.

Yours faithfully,

Michael Woollcombe
Chair of the Board of Directors of Atlantica Sustainable Infrastructure plc

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	3

Part 2

Summary of resolutions

At the AGM, our shareholders will be asked to consider and vote on the following items of business:

•	Resolution to receive and adopt the Company’s 2023 Annual Report and accounts: The Company’s 2023 Annual Report and accounts is required to be presented at the AGM.

•
Resolution to approve the directors’ remuneration report: An annual non-binding advisory shareholder vote is required on the Company’s directors’ remuneration report. While the directors’ entitlements to compensation are not conditional upon this resolution being passed, the Board would carefully consider the results of this shareholder vote.

•	Resolution to approve the new directors’ remuneration policy: Under the UK Companies Act 2006, the Company’s directors’ remuneration policy is subject to a binding shareholders’ vote.

•	Resolutions regarding the election of directors: We are asking our shareholders to approve the election of nine directors.

•
Resolution to approve the re-appointment of the Company’s auditors: We are asking our shareholders to approve the re-appointment of Ernst & Young Chartered Accountants and of Ernst & Young S.L. as the Company’s auditors until 31 December 2025.

•
Resolution to authorise the Audit Committee to determine remuneration of the Company’s auditors: We are asking our shareholders to authorise the Audit Committee for and on behalf of the Board to determine our auditors’ remuneration.

•
Resolution to authorise the Board to issue shares: As required under the UK Companies Act 2006, we propose that our shareholders authorise our directors to issue shares or other equity securities up to an aggregate nominal amount of U.S.$ 3,868,096.5, which represents approximately 33.3% of the aggregate nominal value of the issued share capital of the Company.

•
Resolutions to authorise the Board to issue shares without pre-emptive rights: These special resolutions are required under the UK Companies Act 2006 to allow us to issue shares or other equity securities without first offering them to our shareholders. We propose that, subject to the passing of the above-mentioned resolution, our directors be empowered to issue shares or other equity securities without pre-emptive rights up to an aggregate nominal value of: (i) U.S.$ 1,161,590.5 for general purposes, which represents approximately 10% of the existing share capital of the Company; (ii) U.S.$ 1,161,590.5 in connection with an acquisition or specific capital investment, which represents approximately 10% of the existing share capital of the Company; and (iii) an additional 2% of the existing share capital of the Company in respect of each of (i) and (ii) above for a follow-on offer.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	4

•
Resolution to authorise the Board to reduce the share premium account: We are asking our shareholders to authorise the Board to reduce the share premium account of the Company as it stands for the year ended 31 December 2023 by U.S.$ 200,000,000.0 and increase distributable reserves by the same amount.

•
Resolution to authorise the Board to purchase its own shares: We are asking our shareholders to authorise the Board to execute share repurchase contracts for use in effecting purchases by the Company of ordinary shares of U.S.$ 0.10 nominal amount each in the capital of the Company at any time and from time to time, provided that such authority revokes and replaces the existing authority to repurchase shares granted at the Company’s annual general meeting held on April 13, 2023.

Part 3 of this document includes some explanatory notes setting out full details of these matters and the purpose of each of the resolutions. Part 4 of this document set outs the text of the resolutions in full.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	5

Part 3

Explanatory notes to resolutions

The following pages give an explanation of the proposed resolutions.

Resolutions 1 through 15 inclusive will be proposed as ordinary resolutions, which means that, assuming a quorum is present, each such resolution will be approved if the number of votes cast in favour exceed the number of votes cast against such resolution.

Resolutions 16 through 19 inclusive will be proposed as special resolutions, which means that, assuming a quorum is present, such resolution will be approved if shareholders holding at least 75% in nominal value of the outstanding shares entitled to vote for or against the resolution present in person or by proxy at the AGM vote in favour of the resolution.

Resolution 1 - Reports and accounts

The Board of Directors will present its reports and the accounts for the year ended 31 December 2023, which are contained in the Company's 2023 Annual Report, including the strategic report, the directors' report, the auditor's report and the financial statements (including consolidated financial statements and company’s financial statements). The Board of Directors will also present the 2023 Annual Report on Form 20-F, which was filed with the SEC and made public on 1 March 2024. The Company will provide shareholders at the AGM with the opportunity to receive and adopt the Company’s 2023 Annual Report and the 2023 Annual Report on Form 20-F.

The Board recommends voting "For" this proposal.

Resolution 2 – Directors' remuneration report

This report sets out details of the remuneration of the executive and non-executive directors of the Company for the financial year ended 31 December 2023 and the proposed forward-looking remuneration policy. It has been prepared in accordance with Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended (the “Regulations”).

The report is split into three areas:

•	the statement by the Chair of the Compensation Committee;

•	the annual report on remuneration; and

•	the remuneration policy.

The UK Companies Act 2006 requires the auditors to report to the shareholders on certain parts of the directors’ remuneration report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Regulations. The parts of the report that are subject to audit are indicated therein. The statement by the Chair of the Compensation Committee and the policy report are not subject to audit.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	6

Shareholders will be invited to approve, by way of an advisory vote, the directors' remuneration report (excluding the remuneration policy which is subject to a binding shareholder vote under Resolution 3).

The statement by the Chair of the Compensation Committee and the directors’ remuneration report can be found in the Company's 2023 Annual Report. The directors’ remuneration report gives details of the directors' remuneration for the financial year ended 31 December 2023 and includes the directors’ remuneration set out as single figures, including the Chief Executive Officer’s remuneration, and the directors’ shareholdings in the Company.

Resolution 2 to approve these items is an advisory vote only and the directors’ entitlement to receive remuneration is not conditional on the resolution being passed by shareholders.

The Company’s auditors, Ernst & Young Chartered Accountants, have audited those parts of the directors' remuneration report which are required to be audited and their report can be found in the Company's 2023 Annual Report. The report has been approved by the Board based on the recommendation of the Compensation Committee and signed on its behalf by the Chief Executive Officer.

The Board recommends voting "For" this proposal.

Resolution 3 – Directors’ remuneration policy

The directors' remuneration policy is set out in full in the 2023 Annual Report on pages 204 to 229. The directors' remuneration policy sets out the Company's proposed forward-looking policy on directors' remuneration (including the approach to exit payments to directors), the Chief Executive Officer's remuneration and the management team and key personnel and employees' remuneration policy.

The current directors’ Remuneration Policy was approved at our 2021 Annual General Meeting, and amendments were approved at the 2023 Annual General Meeting held in April 2023. A new Remuneration Policy is being put to shareholder vote at the 2024 Annual General Meeting. The Company has received advice from Hugessen Consulting (our remuneration consultants) in relation to the Remuneration of Directors including the CEO. The changes (compared to the current directors’ remuneration policy) that will apply to the new remuneration policy consist of (1) amending the Clawback Policy to comply with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the relevant Nasdaq Stock Market rules (2) amending the maximum value of LTIP awards granted to executive directors under the Long Term Incentive Plan (“the LTIP”) from 70% to up to 105% of the CEO’s target annual remuneration (including fixed salary + target annual bonus) for the year closed before the date upon which the LTIP award is granted, (3) introducing new conditions for LTIP awards as described below and (4) establishing additional fees for all non-executive directors who are chair of a board committee, eliminating the exception for chair of the related-party committee.

In 2023, the Compensation Committee re-evaluated the operation of the Long-Term Incentive Plan for the Chief Executive Officer (the “CEO”) and for the rest of the Executives to include new conditions for the long-term compensation. We believe the new targets better align senior management objectives with shareholders by focusing on sustained delivery of high-performance results over the long-term. We have maintained Total Shareholder Return (“TSR”) as one of the conditions, as we believe this is an important measure for shareholders. We have complemented it with financial objectives (for example Adjusted EBITDA and CAFD), which we believe are key to measure the Company’s performance. We have also included strategic objectives including ESG objectives (for example, growth in renewables and storage) as well as other strategic objectives in line with the Company’s long-term strategy, such as emissions reduction targets. These are main areas of focus for the Board of Directors and are fully aligned with the long-term strategy of the Company.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	7

The Board recommends voting "For" this proposal.

Resolutions 4 to 12 – Election of directors

Resolutions 4 to 12 deal with the election of Michael Woollcombe, Michael Forsayeth, William Aziz, Brenda Eprile, Debora Del Favero, Arun Banskota, Ryan Farquhar, Edward C. Hall III, and Santiago Seage as directors in accordance with the requirements of Article 72 or 73 (as applicable) of the Company’s Articles of Association (the “Articles of Association”). Each director shall retire at the next annual general meeting.

The biography of the directors whose appointment as directors is to be approved, including their career history, skills, competencies and experience, can be found in the appendix to this AGM Notice.

The Board recommends voting “For” these proposals.

Resolutions 13 and 14 – Re-appointment of auditors and auditors' remuneration

It is the Company’s policy to ensure that, at least once every ten years, the audit services contract is put out to tender to enable the Audit Committee of the Company (“AC”) to compare the quality and effectiveness of the services provided by the incumbent auditor with those of the other audit firms.

The AC has the direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the external, independent auditor. The AC also considers and makes recommendations to the Board, to be put to shareholders for approval at the annual general meeting, in relation to the appointment, reappointment and removal of the Company's external auditor and their remuneration, whether fees for audit or non-audit services, and that the level of fees are appropriate to enable an effective and high-quality audit to be conducted.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	8

The AC annually reviews the audit fee structure and terms of engagement. Audit fees paid for the Company’s external auditor services for 2023 amounted to U.S.$ 1,953,708 (see page 202 of the Company’s 2023 Annual Report).

At the AC meeting held on February 28, 2024, the members of the AC approved the re-appointment of Ernst & Young Chartered Accountants and of Ernst & Young S.L. as the Company's auditors.

Resolution 13, which is recommended by the AC, confirms this re-appointment of Ernst & Young Chartered Accountants and of Ernst & Young S.L. to hold office until 31 December 2025.

Resolution 14, which is recommended by the Board, seeks authority for the AC to determine the auditor’s remuneration.

The Board recommends voting “For” these proposals.

Resolution 15 – Ordinary resolution to authorise the board of directors to issue equity securities

This ordinary resolution is required under the UK Companies Act 2006 for the Company to issue equity securities and is customary for public limited companies incorporated under the laws of England and Wales. This authorisation is required as a matter of English law and is not otherwise required for companies listed on the NASDAQ or organized within the United States.

Under the UK Companies Act 2006, directors are, with certain exceptions (such as in connection with employees’ share schemes), unable to allot, or issue, shares without being authorised either by the shareholders in a general meeting or by a company’s articles of association.

The Company proposes that the shareholders authorise the directors of the Company at the AGM to generally and unconditionally, in accordance with the provisions of our Articles and with section 551 of the UK Companies Act 2006, to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company ("Rights") up to an aggregate nominal amount of U.S.$ 3,868,096.5 which represents approximately 33.3% of the aggregate nominal value of the issued share capital of the Company as of the date of 31 December 2023, the latest practicable date prior to the publication of this notice.

Unless previously renewed, revoked or varied, the authority granted under this resolution shall apply in substitution for all existing authorities under section 551 of the UK Companies Act 2006 and shall expire on the earlier of close of business on 15 July 2025 and the conclusion of the next annual general meeting of the Company, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	9

The directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.

The Board recommends voting “For” this proposal.

Resolutions 16 and 17 – Special resolutions to authorise the board of directors to issue equity securities without pre-emptive rights

These special resolutions are required under the UK Companies Act 2006 to allow the Company to issue new shares or other equity securities without first offering them to its existing shareholders. They are customary for public limited companies incorporated under the laws of England and Wales. This authorisation is required as a matter of English law and is not otherwise required for companies listed on the NASDAQ or organized within the United States.

In addition to the authorisation to issue shares and other equity securities as set forth in Resolution 15, under the UK Companies Act 2006, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employees’ share scheme) must be offered first to existing shareholders in proportion to their shareholdings, unless a special resolution (i.e., at least 75% of votes cast) has been passed in a general meeting of shareholders disapplying such pre-emption rights. Unlike most companies listed on the NASDAQ, which have no similar restrictions, our Board can only disapply pre-emptive rights in respect of such issuances when authorised by our shareholders.

The Company proposes that, subject to the passing of Resolution 15, the directors of the Company be empowered, pursuant to section 570(1) and section 573 of the UK Companies Act 2006, to issue shares and other equity securities (within the meaning of section 560 of the UK Companies Act 2006) for cash, either pursuant to the authority conferred by Resolution 15 or by way of a sale of treasury shares, in each case free of the restriction in section 561(1) of that Act. These resolutions would give the directors the ability to raise additional capital by issuing shares or other equity securities for cash or conducting a rights issue without first offering them to existing shareholders in proportion to their shareholdings. Absent this ability, our flexibility to use our share capital to pursue strategic transactions or finance growth would be severely limited.

Under Resolution 16, this power would be limited to an aggregate nominal amount of:

•
U.S.$ 1,161,590.5 for general purposes, which represents approximately 10% of the aggregate nominal value of the issued share capital of the Company as of the date of 31 December 2023, the latest practicable date prior to the publication of this notice; and

•	an additional U.S.$ 232,318.1 to be used only for purposes of making a follow-on offer in accordance with the Pre-Emption Group Guidelines (as defined below).

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	10

Under Resolution 17, which is subject to the passing of Resolution 16, it is proposed to grant directors an additional authority to disapply pre-emptive rights, limited to an aggregate nominal amount of:

•
U.S.$ 1,161,590.5 to be used only for purposes of financing (or refinancing, if the power is to be used within twelve months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment, which represents approximately 10% of the aggregate nominal value of the issued share capital of the Company as of the date of 31 December 2023, the latest practicable date prior to the publication of this notice; and

•	an additional U.S.$ 232,318.1 to be used only for purposes of making a follow-on offer in accordance with the Pre-Emption Group Guidelines (as defined below).

Unless previously renewed, revoked or varied, the power conferred by these resolutions shall apply in substitution for all existing powers under section 570 of the UK Companies Act 2006 and shall expire on the earlier of close of business on 15 July 2025 and the conclusion of the next annual general meeting of the Company, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired.

The authority granted to directors under Resolution 16 and Resolution 17 is consistent with the Statement of Principles on Disapplying Pre-Emption Rights published by the Pre-Emption Group (the “Pre-Emption Group Guidelines”), although the Pre-Emption Group Guidelines do not apply directly to the Company.

The approval of these resolutions would provide the directors with additional flexibility to pursue strategic transactions and to finance growth with equity. The directors are also subject to strict fiduciary duties under English law and will continue to exercise all authorities in the best interests of the Company.

The directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.

The Board recommends voting “For” these proposals.

Resolution 18 – Special resolution to authorise the Board to reduce the share premium account.

Resolution 18 seeks to obtain shareholder approval in order to effect the capital reduction by redemption of its share premium account by U.S.$ 200,000,000.0. The proposed share premium reduction is intended to increase the Company’s distributable reserves to provide greater flexibility for future distributions.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	11

In order to effect the capital reduction by redemption of its sha re premium account by U.S.$ 200,000,000.0 (the “Capital Reduction”), the Company requires the approval of its shareholders by a special resolution and the approval of the High Court of Justice in England and Wales (“Court”). Accordingly, following the 2024 AGM, an application will be made to the Court in order to confirm and approve the Capital Reduction. The Capital Reduction will only become effective if this Resolution 18 is approved by shareholders at the 2024 AGM, the Court confirms the Capital Reduction and the order of the Court confirming the Capital Reduction is delivered to, and registered by, the Registrar of Companies in England and Wales.

In order to confirm the Capital Reduction, the Court will need to be satisfied that the interests of the Company’s creditors at the date on which the Capital Reduction becomes effective (“Effective Date”) will not be affected as a result of the Capital Reduction. In providing its approval of the Capital Reduction, the Court may require protection for the creditors (including contingent creditors) of the Company, whose debts remain outstanding on the Effective Date.

The Board recommends voting “For” this proposal.

Resolution 19 – Special resolution to authorise the Board to purchase the Company’s own shares.

Under the UK Companies Act 2006, we may only repurchase our ordinary shares of U.S.$ 0.10 nominal amount each (“Shares”) in accordance with specific procedures for “off-market purchases” (as defined in the UK Companies Act 2006) of such Shares. This is because, solely for the purposes of the UK Companies Act 2006, any repurchase of our Shares through NASDAQ constitutes an “off-market” transaction. As such, these repurchases may only be made pursuant to a form of share repurchase contract that has been approved by our shareholders. These approvals, if granted, will be valid until the earlier of the date of the next Annual General Meeting of the Company or close of business on 15 July 2025, unless previously renewed, varied or revoked by the Company at a general meeting.

In the Company’s 2023 annual general meeting, the Company obtained approval by shareholders to purchase its own Shares through off-market purchases pursuant to a purchase agreement with specified counterparties. Subject to Board approval, share repurchases under this agreement may be commenced or suspended from time to time without prior notice and, in accordance with the shareholder approval and English law, any Shares repurchases by the Company will be held in treasury or cancelled. This authority to repurchase Shares granted in the 2023 annual general meeting terminates on the earlier of 13 July 2024 or at the next annual general meeting of the Company which will take place on 15 April 2024.

We believe that the new authority would give us additional flexibility to return capital to shareholders should we determine in the future that this is in the best interest of the Company and its shareholders.

Key terms of the share repurchase contracts

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	12

We are seeking to put in place certain forms of share repurchase contract so that we have the ability to repurchase Shares at any time and from time to time.

If this Resolution 19 is approved, the Board may approve the repurchase of Shares in the open market, in a “block trade”, “bought deal” or “overnight transaction” or otherwise through NASDAQ as the directors determine in their discretion, in each case in accordance with all applicable securities laws. The directors will exercise this power only when, in light of market conditions prevailing at the time, they believe that the effect of such purchases will be in the best interests and to the corporate benefit of shareholders generally. If this Resolution 19 is approved, the Company would be authorised to repurchase Shares, at its discretion, provided that:

(i)
the maximum number of Shares hereby authorised to be acquired is up to an aggregate nominal value of U.S.$ 1,742,385.8, representing approximately (and in any no case no more than) 15% of the issued ordinary share capital of the Company as of 31 December 2023 (being the latest practicable date prior to the publication of this document);

(ii)	the minimum nominal amount (excluding fees and expenses) that may be paid for any such Share is U.S.$ 0.10;

(iii)
the maximum price (excluding fees and expenses) that may be paid for any such Share is an amount equal to 105% of the average of the market daily closing prices for a Share as derived from the NASDAQ Stock Exchange daily official list for the five business days immediately preceding the day on which such Share is contracted to be purchased;

(iv)
the authority hereby conferred shall expire on the earlier of the date of the next Annual General Meeting of the Company or close of business on 15 July 2025, whichever is earlier, unless previously renewed, varied or revoked by the Company at a general meeting; and

(v)
except for the limitations specified in clauses (i) to (iv) above, the Board shall determine the form (i.e. in the open market, “block trade”, “bought deal”, “overnight transaction” or otherwise), amount and/or timing of any repurchase activity that in its sole discretion it considers is in the best interest of the Company and its shareholders.

Any Shares purchased pursuant to this authority may either be held as treasury shares of cancelled by the Company, at the discretion of the Board.

Approval of the forms of contract and counterparties are not an approval of the repurchase of Shares or the form, amount or timing of any repurchase activity. There can be no assurance as to whether the Company will repurchase any of its Shares. Subject to the limits outlined above, there can be no assurance as to the amount of any such repurchases or the prices at which such repurchases may be made.

We are seeking approval for two forms of share repurchase contract:

(1)
The form of agreement attached as Annex A provides that the counterparty will purchase Shares in such form, at such prices and in such quantities as the Company may instruct from time to time, subject to the limitations set forth in Rule 10b-18 of the U.S. Securities Exchange Act of 1934. The agreement provides that the counterparty will purchase the Shares as agent on behalf of the Company.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	13

(2)
The form of agreement attached as Annex B is a form of repurchase plan that we may adopt from time to time to purchase a specified dollar amount of Shares each day if our Shares are trading below a specified price. The type of transaction, the amount to be purchased each day, the limit price and the total amount that may be purchased under the agreement will be determined at the time the plan is executed. The agreement provides that the counterparty will purchase the Shares as agent on behalf of the Company.

Approved counterparties:

The Company may only enter into share repurchase contracts with counterparties approved by our shareholders. The Company therefore seeks approval to conduct repurchases through the following counterparties (or the subsidiaries or affiliates from time to time):

Bank of America	KeyBanc Capital Markets, Inc.
Bank of Montreal	Lloyds Bank
Bankinter	Mizuho
Barclays Capital Inc.	Morgan Stanley & Co., LLC
BBVA	MUFG
BNY Mellon Capital Markets, LLC	National Bank of Canada
BNP Paribas Securities Corp	Natixis
CaixaBank	Northern Trust Securities, Inc.
CIBC	RBC Capital Markets Corporation
Citibank Global Markets	RBS Securities Inc.
Crédit Agricole	Santander
Deutsche Bank Securities, Inc.	ScotiaBank Capital Markets
Goldman, Sachs & Co.	Société Générale
HSBC Securities	UBS Securities LLC
ING	UniCredit Bank, LLC
Intesa Sanpaolo	Wells Fargo Securities, LLC
J.P. Morgan Securities, LLC

Under the UK Companies Act 2006, the Company must seek authorisation for share repurchase contracts at least every five years but intends to seek renewal of such authorisation on an annual basis. If this proposal is approved, the Company may repurchase Shares pursuant to the form of contracts attached hereto as Annex A and Annex B with the approved counterparties until the earlier of the date of the next Annual General Meeting of the Company or close of business on 15 July 2025, unless previously renewed, varied or revoked by the Company at a general meeting.

If the forms of contract and counterparties do not receive shareholder approval, we can repurchase Shares only pursuant to the authority granted at the Company’s 2013 annual general meeting which expires on 13 July 2024. After that date, we will not have the ability to repurchase Shares until such time as shareholder approval in respect of an alternative procedure enabling the Company to make “off-market purchases” is obtained. If the forms of contract and counterparties receive shareholder approval, the authority granted at the Company’s 2023 annual general meeting shall be revoked and replaced by the authority granted under this Resolution 19.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	14

Copies of the form of share repurchase contracts and the list of repurchase counterparties will be available for shareholders to inspect at the Company’s registered office at Great West House (GW1), Great West Road, Brentford TW8 9DF, United Kingdom for 15 days beginning on the date of this notice and ending on the day of the 2023 AGM.

The Board recommends voting “For” this proposal.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	15

Annex A

Form of Share Repurchase Contract

Date:
[…]
Attn: […]

Re: ______________ Ordinary Share Repurchase Program

Ladies and Gentlemen:

In consideration of [•] (“…”) agreeing to act as agent on behalf of _______________ (the “Company”) in connection with the Company’s ordinary share repurchase program and accepting and maintaining an account for the benefit of the Company in connection therewith, the Company agrees to the terms and conditions outlined in this letter agreement (the “Agreement”).

The Company hereby appoints [•] as a non-exclusive agent of the Company to purchase shares of the Company’s common stock (the “Common Stock”) on behalf of the Company in connection with the Company’s common stock repurchase program (the “Program”). Purchases in connection with the Program will be made in the open market and are intended to qualify for the safe harbor provided by Rule 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934, as may be amended or superseded from time to time (the “Exchange Act”). All transactions under this agreement are subject to the applicable laws and to the rules and regulations of all applicable federal, state and self-regulatory authorities including but not limited to the Securities and Exchange Commission, all relevant securities and commodity exchanges, the Financial Industry Regulatory Authority, the Board of Governors of the Federal Reserve System and the constitution, rules and customs of the exchange or market (and its clearinghouse, if any) where executed.

From time to time, the Company may provide [•] with instructions (“Instructions”) to purchase a certain number of shares of Common Stock on its behalf. The Instructions will also include the period during which such purchases are authorized to be made, the maximum price or the range of prices the Company is willing to pay for the shares and any other appropriate parameters. [•] understands that any Instructions so provided may be augmented or superseded by further Instructions provided by the Company.

Upon receipt of the Instructions, [•] will use good faith efforts to purchase the requested number of shares of Common Stock on behalf of the Company, on any Trading Day during the authorized time period. A “Trading Day” is any day on which: (i) trading in the Common Stock is generally conducted on the NASDAQ Global Select Market or other market in which the Common Stock principally trades (the “Principal Market”) is open for business; and (ii) trading in the Common Stock, or in any options or futures contracts or other derivatives relating to the Common Stock on any securities exchange, trading system or execution facility has not been materially limited or suspended, as determined by [•]. [•] will make all such purchases under ordinary principles of best execution at then-prevailing market prices. The Company agrees to pay to [•] the purchase price of the Common Stock purchased in each transaction effected by [•] on the Company’s behalf, together with a commission of U.S.$ [•] per share (along with any other customary fees), on or before the settlement date of the transaction.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	16

[•] agrees to use good faith efforts to transact all purchases on behalf of the Company in accordance with the timing, price and volume restrictions contained in subparagraphs (b)(2), (b)(3), (b)(4), (c)(1) and (c)(2) of Rule 10b-18 taking into account the rules and practices of the Principal Market, it being understood that [•] will not be responsible for delays between the execution and reporting of a trade in the Common Stock, any reporting errors of the Principal Market or third party reporting systems or other circumstances beyond [•]’s control. Nothing herein shall preclude [•] from purchasing Common Stock for its own account or the solicitation or execution of purchase or sale orders of the Common Stock for the accounts of [•]’s other clients.

The Company understands and agrees that it, and not [•], is responsible for ensuring that its Instructions do not result in the purchase of shares that exceed the maximum number of shares that may be purchased on any one day in accordance with the volume condition set forth in Rule 10b-18 (the “Daily Limit”). The Company agrees not to take any action that would cause any Purchase not to comply with Rule 10b-18. Accordingly, the Company shall: (i) notify [•] prior to the opening of trading in the Common Stock on any day on which the Company makes, or will make, any public announcement (as defined in Rule 165(f) under the Securities Act of 1933, as amended) of any merger, acquisition, or similar transaction involving a recapitalization relating to the Company (other than any such transaction in which the consideration consists solely of cash and in which there is no valuation period); (ii) promptly notify [•] following any such announcement that such announcement has been made; (iii) promptly deliver to [•] following the making of any such announcement a certificate indicating, (1) the Company’s average daily Rule 10b-18 purchases (as defined in Rule 10b-18) during the three full calendar months preceding the date of the announcement of such transaction, and (2) the Company’s block purchases (as defined in Rule 10b-18) effected pursuant to paragraph (b)(4) of Rule 10b-18 during the three full calendar months preceding the date of the announcement of such transaction; and (iv) promptly notify [•] of the earlier to occur of the completion of such transaction and the completion of the vote by target shareholders. The Company agrees that on any day on which [•] is authorized to purchase shares pursuant to the Program, neither the Company nor any “affiliated purchaser” of the Company (as such term is defined in Rule 10b-18) shall purchase, offer to purchase or bid for any shares of Common Stock or any securities convertible into or exchangeable for, or whose value is linked to, the Common Stock, except through [•] pursuant to this Agreement.

In the event that the Company reasonably concludes that it, or any of its affiliates or agents, will or is likely to take any action that would cause Regulation M under the Exchange Act (“Regulation M”) to be applicable to any purchases of Common Stock, or any security for which the Common Stock is a reference security (as defined in Regulation M), by the Company or any of its affiliated purchasers (as defined in Regulation M), it shall provide [•] with at least five Trading Days’ prior written notice of such fact.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	17

In the event that [•] determines that it is appropriate with regard to any legal, regulatory or self-regulatory requirements or related internal policies and procedures for [•] to refrain from purchasing Common Stock or to purchase fewer than the authorized number of shares of Common Stock specified in any Instructions on any Trading Day, then [•] may deem that the authorization for such Trading Day is rescinded or reduced accordingly. Without limiting the generality of the foregoing, if the authorized number of shares of Common Stock to be purchased on any day exceeds the Daily Limit for such day, such authorization shall be deemed to be reduced to such Daily Limit.

The Company hereby represents and warrants to [•] that, at any time that the Company has authorized [•] to purchase shares of Common Stock in connection with the Program, the Company is not aware of any material non-public information regarding the Company or the Common Stock. In the event that the Company affirmatively instructs [•] not to purchase shares of Common Stock on any day or for any period, the Company agrees that it will not communicate to [•] the reason for such instruction. The Company shall be solely responsible for any purchases of Common Stock made by [•] as the Company’s agent pursuant to any Instruction prior to [•] ’s receipt of any subsequent Instruction by the Company not to purchase the shares, or [•]’s receipt of any suspension or termination notice described below. If [•] receives any such notice, [•] shall nevertheless be entitled to make, and the Company shall be solely responsible for, a purchase hereunder pursuant to any bid made before [•] received such notice.

The Company also represents and warrants to [•] that it has publicly disclosed on [•], 202_ its intention to institute a program for the acquisition of the Common Stock as contemplated hereby.

The Company further represents and warrants to [•] that the execution and delivery of this Agreement and the consummation of the transactions herein contemplated (including the delivery of any Instructions to [•] and the related purchase by [•]) will not: (i) result in a breach of any of the terms or provisions of, or constitute a default under, any agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound, nor will such action result in any violation of the provisions of the certificate of incorporation, by-laws or other constitutive documents of the Company or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their respective properties; or (ii) conflict with or exceed the authority granted under resolutions of the board of directors of the Company authorizing this Agreement or the consummation of the Program.

In addition, the Company hereby represents and warrants to [•] that it is not entering into this Agreement to create actual or apparent trading activity in the Common Stock (or any security convertible into or exchangeable for Common Stock) or to raise or depress or otherwise manipulate the price of the Common Stock (or any security convertible into or exchangeable for Common Stock) in violation of the Exchange Act.

I the undersigned am the authorized signatory of the Company, duly authorize the opening of this account and further confirm the following persons, including their designees, to issue instructions to Broker regarding this program:

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	18

Name & Title	Signature

The Company hereby acknowledges that [•] is a “stockbroker” within the meaning of Section 101(53A) of Title 11 of the United States Code (the “Bankruptcy Code”), and that any transaction executed pursuant to this Agreement is a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, and [•] is entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 546(e) and 555 of the Bankruptcy Code.

The Company may suspend or terminate [•]’s appointment as agent in connection with the Program at any time, in order to ensure compliance with Rule 10b-5 under the Exchange Act, Rule 10b-18 or for any other reason, by telephonic or written notice to [•]. [•] may also terminate such appointment at any time for any reason by telephonic or written notice to the Company. The Company understands that [•] may in its sole discretion, cancel any outstanding orders, prohibit or restrict trading of securities in the Company’s account and refuse to enter into any transactions with the Company. The Company further understands and agrees that [•] may sell any or all Common Stock in the Company’s account should the Company fail to pay for purchases on a timely basis. The Company shall remain liable for any deficiency.

[•] may transfer or assign its rights and obligations hereunder, in whole or in part, to any U.S. registered broker-dealer under common control of [•], without the consent of the Company.

In the event that [•] or any of its affiliates and their directors, officers , employees or agents (collectively, “Indemnified Persons”) becomes involved in any capacity in any action, proceeding or investigation brought by or against any person in connection with any matter referred to in this Agreement, the Company shall reimburse Indemnified Persons for its reasonable legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith promptly, and shall indemnify and hold Indemnified Persons harmless against any losses, claims, damages or liabilities to which Indemnified Persons may become subject in connection with any such action, proceeding or investigation. The Company also agrees that Indemnified Persons shall not have any liability to the Company for or in connection with any matter referred to in this Agreement except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company result from the gross negligence or bad faith of Indemnified Persons or a breach by [•] of any of its covenants or obligations hereunder. The provisions of this section shall survive the termination of this Agreement.

[•] shall provide the Company with daily written confirmation of actual transactions and/or orders, correction notices and monthly statements of transactions effected pursuant to this Agreement. Entries shown on such documents shall be conclusive if not objected to in writing within ten (10) days after mailing by [•] to the Company. Unless otherwise directed by the Company, such confirmation shall be sent by email to the following individuals at the Company:

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	19

[•]	[•]@company.com

If any provision of this Agreement is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Agreement will continue and remain in full force and effect.

This Agreement constitutes the entire agreement between the parties, superseding any prior written or oral agreements or understandings with regard to the transactions contemplated hereby. This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement.

THIS AGREEMENT AND ANY DISPUTE OR CONTROVERSY ARISING HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK. The parties hereto irrevocably submit to the non-exclusive jurisdiction of the Federal and state courts located in the Borough of Manhattan, in the City of New York in any suit or proceeding arising out of or relating to this letter agreement or the transactions contemplated hereby.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	20

EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

The parties hereby agree to the foregoing.

Yours sincerely,

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:
Name:
Title:

Accepted and agreed as of the date first above written:

[•]

By:
Name:
Title:

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	21

Annex B

Rule 10b5-1 Repurchase Plan

This Agreement to establish a Rule 10b5-1 Buying Plan (this “Buying Plan”), dated [•], 202_, between __________ (the “Buyer”) and _________ (the “Broker”).

WHEREAS, the Buyer desires to enter into this Buying Plan to buy shares of its ordinary shares, par value U.S.$ 0.10 per share (the “Stock”), of the Buyer in accordance with the terms set forth on Annex I; and

WHEREAS, the Buyer desires to engage Broker as its agent to effect purchases of shares of Stock in accordance with this Buying Plan;

NOW, THEREFORE, the Buyer and Broker hereby agree as follows:

1.
Broker shall effect all purchases (each a “Purchase”) of Stock under this Buying Plan on the NASDAQ Global Select Market (“NASDAQ”), any other national securities exchange or on an automated trading system, in accordance with principles of best execution and the terms of this Buying Plan, including those terms set forth on Annex I. Broker shall commence Purchases on _________ and shall continue to make Purchases through and including __________ (unless earlier terminated pursuant to Section 6 of this Buying Plan) (such period, the “Repurchase Period”).

2.
Broker agrees to comply with the time, price and volume limitations applicable under Rule 10b-18 under the Securities Exchange Act of 1934 (the “Exchange Act”) in effecting all purchases of stock pursuant to this Buying Plan.

3.
The Buyer understands that Broker may not be able to effect a Purchase in the event of: (i) a market disruption; (ii) a suspension or halt in trading of the Stock; (iii) a legal, regulatory or contractual restriction applicable to the Buyer or Broker; (iv) the receipt by Broker of written notice from counsel for the Buyer advising it that this Buying Plan has been terminated pursuant to Section 6 hereof, or alternatively, that Purchases under this Buying Plan are to be suspended because of a legal, regulatory or contractual restriction applicable to the Buyer until further notice. If any Purchase cannot be executed as required by this Buying Plan for any of these reasons, unless the Buying Plan has been terminated, Broker shall effect such Purchase as promptly as practical after the cessation of any market disruption, restriction, or suspension described above.

4.
The Buyer represents and warrants that (i) as of the date first written above, it is not aware of material, non-public information with respect to the Buyer or any securities of the Buyer (including the Stock); (ii) it is entering into this Buying Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 and Rule 10b5-1 under the Exchange Act or other applicable securities laws and (iii) its execution of this Buying Plan will not violate or conflict with the Buyer’s Insider Trading Policy. The Buyer agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Buying Plan remains in effect.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	22

5.
It is the intent of the parties that this Buying Plan comply with the requirements of Rule l0b5-1(c)(1) under the Exchange Act and that this Buying Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c)(1). The Buyer understands and acknowledges that this Buying Plan is the Buyer’s Buying Plan, that it has had full opportunity to consult with its legal counsel with respect to the validity of this Buying Plan, and that it is not relying on Broker for such counsel.

6.
This Buying Plan shall become effective immediately and shall terminate upon the first to occur of the following (i) the close of trading of the Stock on the NASDAQ on __________; (ii) the purchase of an aggregate of $______________ of the Stock (including any commission, commission equivalent, mark-up or differential and other expenses of purchase) (such amount, the “Maximum Repurchase Price”) pursuant to this Buying Plan; (iii) the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, or the taking of any corporate action by the Buyer to authorize or commence any of the foregoing; (iv) the public announcement of a tender or exchange offer for the Stock or of a merger, acquisition, recapitalization or other similar business combination or transaction as a result of which the Stock would be exchanged for or converted into cash, securities or other property; or (v) promptly following receipt by Broker of written notice that the Buyer has terminated this Buying Plan.

7.
Broker will send the Buyer written confirmation of purchases on a daily basis (showing the date of the transaction, the number of shares of Stock purchased, the price paid, settlement dates and its fees for executing the purchases). Unless otherwise directed by the Buyer, such confirmation shall be sent by email to the following individuals at the Buyer:

[•]@company.com

8.
The Buyer acknowledges and agrees that it does not have authority, influence or control over any Purchase effected by Broker pursuant to this Buying Plan and the Buyer will not attempt to exercise any authority, influence or control over Purchases. Broker agrees not to seek advice from the Buyer with respect to the manner in which it affects Purchases under this Buying Plan.

9.
This Buying Plan shall be governed by and construed in accordance with the laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto. The Buyer understands and agrees that it bears all legal and regulatory risks associated with any such modification or amendment of this Buying Plan.

10.
If any provision to this Buying Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Buying Plan will continue and remain in full force and effect.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	23

11.
Broker will maintain in confidence the specific terms of this Buying Plan and the fact that the Buyer has entered into the Buying Plan and is engaging in the Purchases, except as required by law or as provided herein.

12.	This Buying Plan may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the undersigned have signed this Plan as of the date first written above.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Name:
Title:

[•]

Name:
Title:

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	24

Annex I

Broker shall purchase Securities as agent for the Company in accordance with the guidelines as set forth below; provided that, Broker shall not purchase more than U.S.$ ___,___,___ (excluding commissions) of Securities under this Agreement. The purchase period will be from __ __, ____ through __ __, ____ (both days included).

Daily Number of Shares
Purchase Price Range	Low	Target	High
U.S.$ __.__ - U.S.$ __.__	___,___	___,___	___,___

U.S.$ __.__ - U.S.$ __.__	___,___	___,___	___,___

U.S.$ __.__ - U.S.$ __.__	___,___	___,___	___,___

U.S.$ __.__ - U.S.$ __.__	___,___	___,___	___,___

U.S.$ __.__ - U.S.$ __.__	___,___	___,___	___,___

In the event the share price changes to a new tier during a trading day, the Number of Shares to be purchased shall be dictated by the new share price. If the share price increases such that the number of shares purchased for the day exceeds the Number of Shares to be purchased according to the new share price, Broker shall cease making additional purchases for that day as soon as reasonably possible.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	25

Part 4

Atlantica Sustainable Infrastructure plc

Notice of Annual General Meeting

Notice is hereby given that the 2024 Annual General Meeting of Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) will be held at 8:30 am ET time (1:30 pm London time) on 15 April 2024 at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, with a satellite meeting at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom, to consider and, if thought fit, to pass Resolutions 1 to 15 both inclusive as ordinary resolutions and Resolutions 16 through 19 both inclusive as special resolutions.

The Board considers the Resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole.

ORDINARY RESOLUTIONS

Laying of reports and accounts

1.	To receive and adopt the Company’s accounts and the reports of the directors and the auditors for the year ended 31 December 2023.

Directors’ remuneration report and remuneration policy

2.
To approve the directors’ remuneration report in the form set out on pages 204 to 229 of the Company’s 2023 Annual Report and accounts for the year ended 31 December 2023 (excluding the directors’ remuneration policy).

3.	To approve the new directors’ remuneration policy as set out in Part 3 of this document (explanatory notes) and detailed on pages 204 to 229 of the Company’s 2023 Annual Report.

Election of directors

4.	To elect Michael Woollcombe as director of the Company.

5.	To elect Michael Forsayeth as director of the Company.

6.	To elect William Aziz as director of the Company.

7.	To elect Brenda Eprile as director of the Company.

8.	To elect Debora Del Favero as director of the Company.

9.	To elect Arun Banskota as director of the Company.

10.	To elect Ryan Farquhar as director of the Company.

11.	To elect Edward C. Hall III as director of the Company.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	26

12.	To elect Santiago Seage as director of the Company.

Re-appointment of auditors

13.	To re-appoint Ernst & Young Chartered Accountants and Ernst & Young S.L. as auditors of the Company to hold office until 31 December 2025.

Remuneration of auditors

14.	To authorise the Company's Audit Committee to determine the remuneration of the auditors.

Authorisation to issue shares

15.
That the directors be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 551 of the UK Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company ("Rights") up to an aggregate nominal amount of U.S.$ 3,868,096.5. This authorisation is requested for a period commencing on the date of the passing of this resolution and ending on the earlier of close of business on 15 July 2025 and the conclusion of the next annual general meeting of the Company unless previously renewed, varied or revoked by the Company in a general meeting, but so that the Company may make offers and enter into agreements before the expiry of such authority that would or might require shares to be allotted or Rights to be granted after such expiry and the directors may allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired. The directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.

See notes on page 9.

SPECIAL RESOLUTIONS

Disapplication of pre-emption rights

16.
That, in substitution for all existing authorities and subject to the passing of Resolution 15, the directors be and are hereby authorised to allot equity securities (within the meaning of section 560 of the UK Companies Act 2006) for cash under the authority given by Resolution 15 and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the UK Companies Act 2006 did not apply to any such allotment or sale, such authority be limited to:

a.	the allotment of equity securities or sale of treasury shares up to a nominal amount of U.S.$ 1,161,590.5; and

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	27

b.
the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to a nominal amount equal to 20% of any allotment of equity securities or sale of treasury shares from time to time under paragraph (a) above, such authority to be used only for the purposes of making a follow-on offer which the directors of the Company determine to be of a kind contemplated by paragraph 3 of Section 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice, such authority to expire at the end of the next Annual General Meeting of the Company (or, if earlier, at close of business on 15 July 2025) but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the directors may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired.

See notes on page 10.

17.
That if Resolution 15 is passed, the directors be and are hereby authorised in addition to any authority granted under Resolution 16 to allot equity securities (within the meaning of section 560 of the UK Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the UK Companies Act 2006 did not apply to any such allotment or sale, such authority to be limited to:

a.
the allotment of equity securities or sale of treasury shares up to a nominal amount of U.S.$ 1,161,590.5, such authority to be used only for the purposes of financing (or refinancing, if the authority is to be used within 12 months after the original transaction) a transaction which the directors of the Company determines to be either an acquisition or a specified capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice; and

b.
the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to a nominal amount equal to 20% of any allotment of equity securities or sale of treasury shares from time to time under paragraph (a) above, such authority to be used only for the purposes of making a follow-on offer which the directors of the Company determine to be of a kind contemplated by paragraph 3 of Section 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice, such authority to expire at the end of the next Annual General Meeting of the Company (or, if earlier, at close of business on 15 July 2025) but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the directors may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired.

See notes on page 10.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	28

Authorisation to reduce the share premium account

18.
To reduce the share premium account of the Company as it stands for the year ended 31 December 2023 by U.S.$ 200,000,000.0 and increase distributable reserves by the same amount, subject to the confirmation of the court.

See notes on page 11.

Authorisation to purchase the Company’s own shares

19.
That the terms of certain share repurchase contracts for use in effecting purchases by the Company of ordinary shares of U.S.$ 0.10 each in the capital of the Company at any time and from time to time, copies of which are attached as Annex A to this notice, be approved pursuant to section 694 of the Companies Act 2006, as amended, provided that:

(i)
the authority hereby conferred shall, unless renewed, varied or revoked, expire on the earlier of the date of the next Annual General Meeting of the Company or close of business on 15 July 2025, whichever is earlier, unless previously renewed, varied or revoked by the Company at a general meeting;

(ii)
the maximum number of shares hereby authorised to be acquired is up to an aggregate nominal value of U.S.$ 1,742,385.8, representing approximately (and in any no case no more than) 15% of the issued ordinary share capital of the Company as at 31 December 2023 (being the latest practicable date prior to the publication of this document);

(iii)	the minimum price (excluding fees and expenses) that may be paid for any such ordinary share is U.S.$ 0.10; and

(iv)
the maximum price (excluding fees and expenses) that may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for a share as derived from the NASDAQ Stock Exchange daily official list for the five business days immediately preceding the day on which such Share is contracted to be purchased, provided that such authority revokes and replaces the existing authority to repurchase shares granted at the Company’s annual general meeting held on 13 April 2023.

See notes on page 12.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	29

BY ORDER OF THE BOARD

Directors:

William Aziz (Independent Non-Executive Director)
Arun Banskota (Non-Executive Director)
Debora Del Favero (Independent Non-Executive Director)
Brenda Eprile (Independent Non-Executive Director)
Michael Forsayeth (Independent Non-Executive Director)
Santiago Seage (CEO and Executive Director)
Ryan Farquhar (Non-Executive Director)
Edward C. Hall III (Independent Non-Executive Director)
Michael Woollcombe (Chair and Independent Non-Executive Director)

Company Secretary:
Irene M. Hernandez Martin de Arriva

London, March 14, 2024

Registered in England and Wales no. 08818211

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	30

Part 5

Proxy statement for the 2024 Annual General Meeting of shareholders to be held on 15 April 2024

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and the proxy card ("Proxy Card") because the Board of Directors of Atlantica Sustainable Infrastructure plc ("Atlantica" or the "Company") is soliciting your proxy to vote at the 2024 Annual General Meeting of shareholders ("AGM") to be held on 15 April 2024, at 8:30 am ET time (1:30 pm London time) at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, with a satellite meeting at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom.

•	Proxy Statement: This Proxy Statement summarizes information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

•	Proxy Card: The Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of 2024 AGM, the Proxy Statement and the Proxy Card to our shareholders of record as of 29 February 2024. In this mailing, we are also including our 2023 Annual Report for the year ended 31 December 2023.

Important Notice Regarding the Availability of Proxy Materials for the AGM to be held on 15 April 2024

A copy of our 2023 Annual Report, notice of our 2024 AGM, Proxy Statement and Proxy Card, and other information required by section 311A of the UK Companies Act 2006, are available at https://www.atlantica.com/web/en/investors/shareholders-general-meetings/2024/.

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Questions and Answers about Voting

1.    Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 14 March 2024 to all shareholders of record entitled to vote at the AGM.

2.    Who can vote at the AGM?

Only shareholders of record at the close of business on the record date, 12 April 2024, (“Vote Record Date”) will be entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Trust Company, NA ("Computershare") then you are the shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other similar organisation, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organisation. The organisation holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM. However, because you are not the shareholder of record, you may not vote your shares in person at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.    What constitutes a quorum?

For the purposes of the AGM, the required quorum is at least two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member). In accordance with the Company's Articles of Association, a member present in person or by proxy at the satellite meeting shall be counted in the quorum.

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4.    How do I vote my shares?

Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's Articles of Association.

If you hold shares in “street name” - you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the AGM. If you hold shares in “street name” and wish to vote at the AGM, you must obtain a legal proxy from your broker, bank or other nominee and present it to the inspector of election of the AGM with your ballot.

If you are a “shareholder of record” - you may appoint a proxy to vote on your behalf by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; by 8:30 am ET time (1:30 pm London Time) on 12 April 2024. Alternatively, you can vote in person by physical ballot at the AGM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5.    Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you. Your proxy could be the Chair, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the UK Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6.    How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of our Board of Directors.

7.    Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy 48 hours before the time of voting at the AGM in several ways by:

(1)	mailing a revised Proxy Card dated later than the prior Proxy Card;

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(2)	voting in person at the AGM; or

(3)	notifying our Company Secretary in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

If you hold shares in “street name” - you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM as described above under “How do I vote my shares?” See also “What if I plan to attend the AGM?”

8.    Who counts the votes?

Broadridge Financial Solutions ("Broadridge") has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Broadridge on behalf of all of its clients.

9.    How are votes counted?

Votes will be counted by Broadridge, who will separately count “for” and “against” votes and abstentions. In addition, with respect to the election of directors, Broadridge will count the number of “withheld” votes received for the nominees. If your shares are held in “street name,” you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10.  How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11.  What if I plan to attend the AGM?

Attendance at the AGM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s licence or passport. Shareholders holding shares in “street name” through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the AGM. However, if you hold shares in "street name" you will not be allowed to vote at the AGM unless you obtain a legal proxy from your broker, bank or other nominee holding the shares.

12.  What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted “for” the matters submitted for approval at the AGM.

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13.  How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14.  What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15.  What if I have questions during the AGM?

If you wish to ask a question, please tell the Company Secretary on entry to the auditorium.

Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions, the Chair will endeavour to accommodate these.

16.  May I bring a guest to the AGM?

The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right, but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Broadridge. Please see "Who is the transfer agent?" below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

17.  As a member, which materials can I require to the Company to publish on its website?

Members satisfying the thresholds in section 527 of the UK Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

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18.  Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare Trust Company, N.A. (within the U.S., U.S. Territories and Canada).

19.  How can I find out the results of the voting at the AGM?

Voting results will be announced by the filing of a current report on Form 6-K.

20.  How do I get to the AGM venue?

To facilitate the organisation and administration of the AGM, the directors decided to hold the AGM at two locations. The meeting will be held at 8:30 am ET time (1:30 pm London time) on 15 April 2024 at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, with a satellite meeting at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom.

Maps & Directions

For satellite navigation directions to the principal meeting place in Toronto, please use the postcode M5H 2R2.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	36

For satellite navigation directions to the satellite meeting place, please use the postcode TW8 9DF.

21.  How do I contact the Company if I have any queries?

You may contact the Company at:

Atlantica Sustainable Infrastructure plc
Company Secretary’s Office
Director of Investors Relations
Great West House, GW1, 17th Floor,
Great West Road, Brentford, Middlesex,
Greater London, TW8 9DF United Kingdom
Tel: +(44) 207 098 4384
e-mail: ir@atlantica.com

You may contact the Transfer Agent at:
Computershare Trust Company, N.A.
Telephone Toll Free (In the US/Canada)
1-866 242 3610
Foreign Shareholders (Outside the US)
+1 (732) 491 0655

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	37

By Mail:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
United States of America

By Overnight Delivery:

Computershare Investor Services
250 Royall Street
Canton, MA 02021
United States of America

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055	38

Appendix: Directors’ Profiles

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